Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Stock Purchase Rights)

of

Technology Research Corporation

$7.20 Net Per Share

by

Clearwater Acquisition I, Inc.

A Wholly Owned Subsidiary of

Coleman Cable, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON FRIDAY, MAY 13, 2011, UNLESS THE OFFER IS EXTENDED.

CLEARWATER ACQUISITION I, INC., A FLORIDA CORPORATION (THE “PURCHASER,” “WE” OR “US”) WHICH IS A WHOLLY OWNED SUBSIDIARY OF COLEMAN CABLE, INC., A DELAWARE CORPORATION (“COLEMAN”), IS OFFERING TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.51 PER SHARE (THE “COMMON STOCK”) OF TECHNOLOGY RESEARCH CORPORATION (“TRC”), AND THE ASSOCIATED STOCK PURCHASE RIGHTS (THE “RIGHTS,” AND TOGETHER WITH THE COMMON STOCK, THE “SHARES”) AT A PRICE OF $7.20 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST AND LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT ACCOMPANIES THIS OFFER TO PURCHASE (WHICH, TOGETHER WITH THE OFFER TO PURCHASE, EACH AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, COLLECTIVELY CONSTITUTE THE “OFFER”). THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF MARCH 28, 2011 (THE “MERGER AGREEMENT”) BY AND AMONG COLEMAN, THE PURCHASER AND TRC. UNLESS OTHERWISE INDICATED, ALL CAPITALIZED TERMS USED HEREIN HAVE THE MEANINGS SET FORTH IN THE MERGER AGREEMENT.

AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF TRC (THE “TRC BOARD”) HAS UNANIMOUSLY: (I) DETERMINED AND RESOLVED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER AND THE MERGER OF THE PURCHASER WITH AND INTO TRC, WITH TRC SURVIVING AS A WHOLLY OWNED SUBSIDIARY OF COLEMAN (THE “MERGER”) (THE OFFER AND THE MERGER, COLLECTIVELY, ARE REFERRED TO AS THE “TRANSACTIONS”)), ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF TRC AND ITS SHAREHOLDERS; (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS; AND (III) RECOMMENDED THAT TRC SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES IN THE OFFER (SUBJECT TO THE RIGHT OF THE TRC BOARD TO WITHDRAW, MODIFY OR AMEND SUCH RECOMMENDATION AS PROVIDED IN THE MERGER AGREEMENT) AND, IF REQUIRED BY APPLICABLE LAW, ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY COLEMAN AND ITS SUBSIDIARIES (INCLUDING THE PURCHASER), REPRESENTS AT LEAST 50.1% OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE “THE OFFER — 15. CONDITIONS OF THE OFFER.”

THE OFFER IS NOT CONDITIONED ON THE PURCHASER OBTAINING FINANCING.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Dealer Manager for the Offer is:

William Blair & Company, L.L.C.

April 12, 2011

IMPORTANT

Any shareholder of TRC desiring to tender all or a portion of such shareholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — 3. Procedure for Tendering Shares — Book-Entry Transfer” or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated stock purchase rights are currently evidenced by the certificates representing the Common Stock, and by tendering Common Stock, a shareholder will also tender the associated stock purchase rights. If the Distribution Date (as defined in “The Offer — 8. Certain Information Concerning TRC — Stock Purchase Rights”) occurs, shareholders will be required to tender one associated stock purchase right for each share of Common Stock tendered in order to effect a valid tender of such share of Common Stock.

Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — 3. Procedure for Tendering Shares — Guaranteed Delivery.”

Questions and requests for assistance may be directed to the D.F. King & Co., Inc. (the “Information Agent”) or to William Blair & Company, L.L.C. (the “Dealer Manager”) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

SUMMARY TERM SHEET

Clearwater Acquisition I, Inc., a wholly owned subsidiary of Coleman Cable, Inc., is offering to purchase all outstanding shares of Common Stock of TRC (together with the associated stock purchase rights) for $7.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a TRC shareholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Clearwater Acquisition I, Inc. We are a Florida corporation formed for the purpose of making this tender offer for all of the common stock of TRC. We are a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation. See “The Offer — 9. Certain Information Concerning the Purchaser and Coleman.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Common Stock, and the associated stock purchase rights, of TRC. We refer to one share of TRC Common Stock and the associated stock purchase rights as a “share” or “Share.” See “Introduction.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay $7.20 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the Common Stock of, TRC. See “The Offer — 12. Purpose of the Offer; Plans for TRC.”

Do you have the financial resources to pay for the Shares?

Yes. The Offer is not subject to any financing condition. We will need approximately $51.5 million to purchase all outstanding Shares pursuant to the Offer, to make payments in respect of stock options and restricted stock and to consummate the Merger. As of December 31, 2010, Coleman had cash and cash equivalents in the amount of approximately $33.5 million and $113.7 million in remaining excess availability under its senior secured credit facility. Coleman expects to contribute or otherwise advance funds from its cash and cash equivalents and borrowings under its senior secured credit facility to enable us to consummate the Offer. See “The Offer — 10. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the Offer.

What does the Board of Directors of TRC think of the Offer?

The TRC Board has unanimously: (i) determined and resolved that the Merger Agreement and the Transactions are advisable and fair to and in the best interests of TRC and its shareholders; (ii) approved the Merger Agreement and the Transactions; and (iii) recommended that TRC’s shareholders accept the Offer, tender their Shares in the Offer (subject to the right of the TRC Board to withdraw, modify or amend such recommendation as provided in the Merger Agreement) and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A description of the reasons for the TRC Board’s approval of the Offer and the Merger is set forth in TRC’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the TRC shareholders together with this Offer to Purchase.

How long do I have to decide whether to tender in the Offer?

You have until the Expiration Date of the Offer to tender. The “Expiration Date” means 12:00 midnight, New York City time, on Friday, May 13, 2011 (which is the end of the day on May 13, 2011), unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — 1. Terms of the Offer.”

We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which shareholders may tender, but not withdraw, their Shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — 1. Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Coleman and its subsidiaries (including the Purchaser), represents at least 50.1% of the total number of shares outstanding on a fully diluted basis. The Offer is also subject to the other conditions set forth in this Offer to Purchase. We can waive some of the conditions to the Offer without the consent of TRC. We cannot, however, waive the Minimum Tender Condition without TRC’s consent. See “The Offer — 15. Conditions of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform BNY Mellon Shareowner Services, the Depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — 1. Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to BNY Mellon Shareowner Services or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — 3. Procedures for Tendering Shares — Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to BNY Mellon Shareowner Services before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) and the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by BNY Mellon Shareowner Services within three trading days. However, BNY Mellon Shareowner Services must receive the missing items within that three-trading-day period. See “The Offer — 3. Procedures for Tendering Shares.”

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Offer has expired, and, if we have not agreed to accept your Shares for payment by June 11, 2011, you can withdraw them at any time after such time until we accept Shares for payment. However, you may not withdraw Shares tendered during a subsequent offering period, if one is included. See “The Offer — 4. Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services while you have the right to withdraw the Shares. See “The Offer — 4. Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer — 15. Conditions of the Offer.”

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer — 3. Procedures for Tendering Shares — Book-Entry Transfer”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See “The Offer — 2. Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into TRC. If that Merger takes place, all remaining shareholders of TRC (other than us, Coleman and our affiliates) will receive $7.20 per Share in cash, without interest and less any required withholding taxes, and TRC will become a wholly owned subsidiary of Coleman.

If a majority of the Shares are tendered and accepted for payment, will TRC continue as a public company?

If the Merger takes place, TRC will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the Shares, and TRC may cease making filings with the SEC or otherwise cease being required to comply with the SEC disclosure requirements relating to publicly held companies. See “The Offer — 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Rules.”

What is the Top-Up Option and when could it be exercised?

TRC has granted to us an option (the “Top-Up Option”), exercisable only once in whole but not in part upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price equal to $7.20 per Share (the “Per Share Amount”), the lowest number of shares of TRC Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of TRC Common Stock collectively owned, directly or indirectly, by Coleman, Purchaser or their affiliates at the time of such exercise, constitutes one share of TRC Common Stock more than 80% of the total shares of TRC common stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares and the exercise of options that are vested or may vest prior to September 23, 2011 (the “Merger Outside Date”)). The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under options then outstanding under TRC’s equity plans and any other rights to acquire Shares as if such Shares were outstanding). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect the Merger without a meeting of the TRC shareholders pursuant to applicable Florida law at a time when the approval of the Merger at a meeting of the TRC shareholders would otherwise be assured because of Coleman’s and Purchaser’s collective ownership of a majority of the Shares following completion of the Offer.

If I decide not to tender, how will the Offer affect my Shares?

Pursuant to the Merger Agreement, if the Offer is successful, we intend, as promptly as possible after the consummation of the Offer, to effect the Merger. At the effective time of the Merger, each Share of TRC Common Stock (other than Shares owned by us, Coleman or our affiliates) will be converted into the right to receive cash equal to the Per Share Amount (the “Merger Consideration”) and shall be automatically canceled and cease to exist. If the Merger takes place, shareholders who do not tender in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by shareholders other than Coleman and its subsidiaries, which may affect the prices at which Shares trade. Also, as described above, TRC may cease making filings with the SEC or being required to comply with the SEC disclosure requirements relating to publicly held companies. See “The Offer — 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Rules.”

Are appraisal rights available in the Offer or the Merger?

Appraisal rights are not available in the Offer or the Merger. See “The Offer — 16. Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

What is the market value of my Shares as of a recent date?

The last reported sales price of TRC Common Stock on the Nasdaq Stock Market (“NASDAQ”) on January 14, 2011, the last full trading day before the first public announcement of our offer to acquire TRC for $5.50 per Share in cash, was $3.90 per Share. The last reported sales price of TRC common stock on NASDAQ on April 11, 2011, the last full trading day before the commencement of the Offer, was $7.13 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

What are the U.S. federal income tax consequences of participating in the Offer?

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined in “The Offer — 5. Certain U.S. Federal Income Tax Consequences”), you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) tendered in the Offer. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a preferential rate. See “The Offer — 5. Certain U.S. Federal Income Tax Consequences.”

You are urged to consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

Whom can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the Information Agent for the Offer, toll-free at (800) 848-2998. See the back cover of this Offer to Purchase.

To the Shareholders of TRC:

INTRODUCTION

We, Clearwater Acquisition I, Inc. (the “Purchaser”), a Florida corporation and a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation (“Coleman”), are offering to purchase all outstanding shares of common stock, par value $0.51 per share (the “Common Stock”), of TRC, a Florida corporation (“TRC”), and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of January 18, 2011, by and between TRC and Register and Transfer Company, as Rights Agent (the “Rights Agreement”), for $7.20 per Share (the “Per Share Amount”), net to the seller in cash, without interest and less any withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Shareholders who have Shares registered in their own names and tender directly to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of William Blair & Company, L.L.C. (the “Dealer Manager”), the Depositary and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection their services in such capacities in connection with the Offer. See “The Offer — 17. Fees and Expenses.”

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 28, 2011 (the “Merger Agreement”), by and among Coleman, Purchaser and TRC. The Merger Agreement is more fully described in “The Offer — 14. The Merger Agreement; Other Agreements.” Unless otherwise indicated, all capitalized terms used herein have the meanings set forth in the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Coleman and its subsidiaries (including us), represents at least 50.1% of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”). The Offer is also subject to the other conditions (the “Tender Offer Conditions”) set forth in this Offer to Purchase. See “The Offer — 15. Conditions of the Offer.”

The Offer is not conditioned on the Purchaser obtaining financing.

As of the date of this Offer to Purchase, Coleman beneficially owns 323,710 Shares, representing approximately 4.7% of the outstanding Shares. TRC has advised Coleman that, on April 8, 2011, there were (i) 6,740,473 Shares issued and outstanding, of which 513,920 Shares were subject to vesting, and (ii) outstanding options to purchase 893,570 Shares. For purposes of this Offer, “fully diluted basis” assumes that only options that are vested as of the expiration date or may vest prior to September 23, 2011 (the “Merger Outside Date”) are presently exercisable.

The purpose of the Offer is to acquire control of, and the entire equity interest in, TRC. Pursuant to the Merger Agreement, if the Offer is successful, we intend, as promptly as possible after the consummation of the Offer, to effect a merger of the Purchaser with and into TRC, with TRC surviving as a wholly owned subsidiary of Coleman (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share of TRC Common Stock (other than the Shares owned by Coleman and its subsidiaries, including the Purchaser) will be converted into the right to receive the Per Share Amount in cash payable to the holder of such Share of TRC Common Stock (the “Merger Consideration”) and shall be automatically canceled and cease to exist. Under the FBCA, if we acquire, pursuant to the Offer or otherwise, at least 80% of the outstanding Shares, we believe we would be able to consummate the Merger without a vote of the TRC Board or other shareholders. If we do not acquire at least 80% of the outstanding Shares, under the FBCA we will have to seek approval of the Merger by TRC’s shareholders. Approval of a merger pursuant to the FBCA requires the affirmative vote of holders of a majority of the outstanding Shares. “The Offer — 12. Purpose of the Offer; Plans for TRC.”

Pursuant to the Merger Agreement, TRC granted to the Purchaser a one-time irrevocable Top-Up Option to purchase, at a price equal to the Per Share Amount, the lowest number of shares of TRC Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of TRC Common Stock collectively owned, directly or indirectly, by Coleman, Purchaser or their affiliates at the time of such exercise, constitutes one share of TRC Common Stock more than 80% of the total shares of TRC Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares and the exercise of options that are vested or may vest prior to the Merger Outside Date).

Whether or not we consummate the Merger, we currently intend, as soon as practicable after the consummation of the Offer, to seek maximum representation on the board of directors of TRC (the “TRC Board”). Pursuant to the Merger Agreement, after the consummation of the Offer, we are entitled to designate up to such number of directors, rounded up to the next whole number, on the TRC Board as will give us representation on the TRC Board equal to the product of (x) the total number of directors on the TRC Board (giving effect to directors elected pursuant to this sentence) multiplied by (y) the ratio that the aggregate number of shares of TRC Common Stock beneficially owned collectively by us, Coleman and any of our affiliates bears to the total number of shares of TRC Common Stock then outstanding. TRC will, at such time, upon Coleman’s request, promptly take all actions reasonably necessary to cause our designees to be elected as directors of TRC, including, at Coleman’s election, by increasing the size of the TRC Board or seeking and accepting the resignation of incumbent directors, or both. See “The Offer — 12. Purpose of the Offer; Plans for TRC.”

We expect that our designees, subject to their fiduciary duties under applicable law, would cause the TRC Board to:

•	recommend that TRC shareholders support the Merger; and

•	take any other actions necessary to cause the Merger to be consummated.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not previously withdrawn in accordance with “The Offer — Section 4 — Withdrawal Rights.” “Expiration Date” means 12:00 midnight, New York City time, on May 13, 2011 (which is the end of the day on May 13, 2011), unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer — 15. Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition. If any such condition is not satisfied, we must extend the Offer for up to two successive periods of up to ten (10) business days. If such conditions still are not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) extend the Offer, subject to the parties’ ability to terminate the Merger Agreement if the Offer has not been consummated prior to July 10, 2011 (the “Offer Outside Date”), and, subject to withdrawal rights as set forth in “The Offer — 4. Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition (other than the Minimum Tender Condition, which is not waivable) and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering the associated Rights. If, however, the Rights detach, tendering shareholders will be required to deliver Rights certificates with the Common Stock (or confirmation of book-entry transfer, if available, of such Rights).

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. For purposes of the Offer, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Certain material changes to the Offer require the consent of TRC pursuant to the terms of the Merger Agreement.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as provided in “The Offer — 4. Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to shareholders tendering Shares in a Subsequent Offering Period, if one is included.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may provide a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to provide or extend a Subsequent Offering Period, we will make a public announcement of such provision or extension no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

We or the Information Agent will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn (the time and date of acceptance for payment, the “Acceptance Date”). We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer — 15. Conditions of the Offer” have not been satisfied or if any event specified in such section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer — 15. Conditions of the Offer.” If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — 3. Procedures for Tendering Shares”)) and, if the Distribution Date (as defined in “The Offer — 8. Certain Information Concerning TRC — Stock Purchase Rights”) occurs, certificates for Rights (or a confirmation of book-entry transfer, if available, of such Rights into the Depositary’s account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — 3. Procedures for Tendering Shares.” Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. If there is a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Distribution Date occurs, certificates for the Rights) to be tendered or delivery of such Shares (including, if the Distribution Date occurs, such Rights) pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) and the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 2 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 2 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i)	such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii)	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

U.S. Backup Withholding. Under the backup withholding provisions of U.S. federal income tax laws, the Depositary may be required to withhold at the applicable statutory rate from any payments made pursuant to the

Offer. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in “The Offer — 5. Certain U.S. Federal Income Tax Consequences”) should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in “The Offer — 5. Certain U.S. Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer — 5. Certain U.S. Federal Income Tax Consequences.”

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This proxy will be governed by and construed in accordance with the laws of the State of Florida and applicable U.S. federal securities laws. All such proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of TRC’s shareholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of shareholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of TRC’s shareholders.

Determination of Validity. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, Coleman or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 11, 2011 in accordance with Section 14(d)(5) of the Exchange Act, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer — 3. Procedures for Tendering Shares” at any time before the Expiration Date.

If we include a Subsequent Offering Period (as described in more detail in “The Offer — 1. Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not similar defects or irregularities are waived in the case of any shareholder. None of Coleman, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain material U.S. federal income tax consequences to shareholders of TRC whose shares are tendered and accepted for payment pursuant to the Offer. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular shareholder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or that any such contrary position would not be sustained by a court.

This discussion is limited to shareholders who hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S.

federal income tax considerations that may be relevant to a shareholder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens or residents of the United States, partnerships and other pass-through entities or investors in such pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” shareholders whose “functional currency” is not the U.S. dollar, banks and certain other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, brokers, dealers or traders in securities, commodities or currencies, traders that elect to apply mark-to-market accounting, tax-exempt organizations, tax qualified retirement plans, persons subject to the alternative minimum tax and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. Furthermore, this discussion does not address the U.S. federal income tax consequences to shareholders who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements. Finally, this discussion does not address any holder of Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares.

For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (B) the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations. For purposes of the Offer, a “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership (or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other pass-through entity) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

You are urged to consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash for shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Shares as capital assets you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) tendered in the Offer. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a preferential rate. In the case of Shares that have been held for one year or less, such capital gains generally will be subject to tax at ordinary income rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer will be subject to information reporting and may be subject to backup withholding at the applicable statutory rate. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the receipt of cash for Shares pursuant to the Offer unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if an income treaty applies, is attributable to a permanent establishment in the United States) or (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition (and certain other conditions are met).

Unless an applicable tax treaty provides otherwise, gains described in (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. If the Non-U.S. Holder is a corporation it may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty). Gains described in (ii) above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), but may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer may be subject to information reporting and backup withholding at the applicable statutory rate. To avoid backup withholding, Non-U.S. Holders should provide the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ Global Market under the symbol “TRCI.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on NASDAQ, and dividends paid per Share, as reported in published financial sources:

Fiscal Year Ended	High	Low	Dividends
March 31, 2009:
First Quarter	$3.31	$2.48	$0.02
Second Quarter	2.69	1.00	0.02
Third Quarter	2.15	1.45	0.02
Fourth Quarter	2.15	1.32	0.02
March 31, 2010:
First Quarter	$2.69	$1.65	$0.02
Second Quarter	4.02	2.06	0.02
Third Quarter	4.24	3.20	0.02
Fourth Quarter	4.87	3.09	0.02
March 31, 2011:
First Quarter	$5.47	$4.75	$0.02
Second Quarter	5.17	3.61	0.02
Third Quarter	4.10	3.39	0.02
Fourth Quarter	7.19	3.60	0.02
March 31, 2012:
First Quarter (through April 11, 2011)	$7.19	$7.12	—

The last reported sales price of TRC common stock on January 14, 2011, the last trading day before the first public announcement of our offer to acquire TRC for $5.50 per Share in cash, was $3.90 per Share. The last reported sales price of TRC common stock on NASDAQ on April 11, 2011, the last full trading day before commencement of the Offer, was $7.13 per Share. You are urged to obtain current market quotations for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, shareholders not tendering their Shares in the Offer will receive cash in an amount equal to the highest price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Shares are listed on NASDAQ. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ and may delisted from NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing NASDAQ, the market for the Shares could be adversely affected. According to the published standards of NASDAQ, NASDAQ would consider disqualifying the Shares for listing on NASDAQ (though not necessarily for listing on the NASDAQ Capital Market) if, among other things, (i) the number of publicly held Shares falls below 750,000, (ii) the total number of beneficial holders of round lots of Shares falls below 400, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) TRC has shareholders’ equity of less than $10 million or (vi) the bid price for the Shares over a 30 consecutive business day period is less than $1 per Share. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 per Share and (vi) (a) TRC has shareholders’ equity of less than $2.5 million, (b) the market value of TRC’s listed securities is less than $35 million over a 10 consecutive business day period or (c) TRC’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of TRC, or any beneficial owner of more than 10 percent of the Shares, will not be considered to be publicly held for this purpose. If the Shares are not delisted prior to the Merger, we intend to delist the Shares from NASDAQ promptly following consummation of the Merger.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of TRC to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by TRC to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders’ meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of TRC and persons holding “restricted securities” of TRC may be deprived of the ability to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing on NASDAQ. We intend to seek to cause TRC to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning TRC.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning TRC contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Coleman, the Purchaser, the Dealer Manager, the Information Agent or the Depositary takes responsibility for the accuracy or completeness of the information concerning TRC contained in such documents and records or for any failure by TRC to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Coleman, the Purchaser, the Dealer Manager, the Information Agent or the Depositary. Coleman, the Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to TRC’s Annual Report on Form 10-K for the year ended March 31, 2010 (the “TRC 10-K”), TRC was incorporated in Florida in 1981. The principal executive offices of TRC are located at 5250-140th Avenue North, Clearwater, Florida 33760 and its telephone number is (727) 535-0572. According to the TRC 10-K, TRC is a recognized leader in providing cost-effective engineered solutions for applications involving power management and control, intelligent battery systems technology and electrical safety products based on its ground fault sensing and Fire Shield® technology. TRC’s products are designed, manufactured and distributed to the consumer, commercial and industrial markets worldwide. TRC also supplies power monitors and control equipment to the United States military and its prime contractors.

Stock Purchase Rights. The following description of the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to TRC’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

On January 18, 2011 (the “Record Date”), the TRC Board authorized and declared a dividend distribution of one Right for each outstanding share of Common Stock to shareholders of record of TRC at the close of business on the Record Date. One Right will also be issued together with each share of Common Stock issued after January 18, 2011 but before the Distribution Date (as defined below). Each Right entitles the registered holder to purchase from TRC a unit consisting of one one-thousandth of a share (a “Unit”) of Common Stock at a purchase price of $15.00 per Unit, subject to adjustment.

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate Rights certificates will be distributed. The Rights will not become exercisable until the “Distribution Date.” Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by TRC or acquisitions by certain Exempt Persons (as defined below) or (ii) 10 business days (or such later date as the TRC Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

An “Exempt Person” means each person that beneficially owns on January 18, 2011 (the “Rights Announcement Date”) a number of shares of Common Stock representing more than 15% of the outstanding shares of Common Stock, except that each such person will be considered an Exempt Person only if and so long as the shares of Common Stock beneficially owned by such person do not exceed (A) the number of shares which are beneficially owned by such person on the Rights Announcement Date, plus (B) any additional shares of Common Stock representing not more than (1) if such person is an institution not seeking to control or influence TRC, 3% of the shares of Common Stock then outstanding (except that if such person owns more than 19% of the Common Stock then outstanding on the Rights Announcement Date, such person will be considered an Exempt Person only if and so long as the shares of Common Stock beneficially owned by such person do not exceed the number of shares which are beneficially owned by such person on the Rights Announcement Date plus 1% of the Common Stock then outstanding), or (2) if otherwise, 1% of the shares of Common Stock then outstanding (provided that a person will cease to be an Exempt Person immediately at such time as such person ceases to be the beneficial owner of more than 15% of the shares of Common Stock then outstanding).

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, TRC reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Tampa time) on January 18, 2013 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by TRC as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of TRC) having a value (as determined pursuant to the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that a person becomes an Acquiring Person and (i) TRC engages in a merger or other business combination transaction in which TRC is not the surviving corporation, (ii) TRC engages in a merger or other business combination transaction in which TRC is the surviving corporation and the Common Stock of TRC is changed or exchanged, or (iii) 50% or more of TRC’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the TRC Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment). If in such event there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit an exchange of Rights, TRC would be required to use its reasonable efforts to take actions necessary to authorize additional shares of Common Stock for issuance.

The number of Rights associated with each share of Common Stock is subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

At any time prior to the Stock Acquisition Date, TRC may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the TRC Board) or amend the Rights Agreement to change the Final Expiration Date to another date, including without limitation an earlier date. Immediately upon the action of the TRC Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a shareholder of TRC, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to shareholders or to TRC, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of TRC or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the TRC Board prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may only be amended by the TRC Board in order to cure any ambiguity, to correct any defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights.

Based upon publicly available information, Coleman and the Purchaser believe that, as of the date of this Offer to Purchase, the Rights are not exercisable, the Rights certificates have not been issued and the Rights are evidenced by the certificates representing the Common Stock. Unless the Distribution Date occurs, a tender of shares of Common Stock will include a tender of the associated Rights. If the Distribution Date does occur, you will need to tender one Right with each share of Common Stock tendered in order for such Share to be validly tendered in the Offer. We will not pay any additional consideration for the tender of a Right. Unless the TRC Board elects to terminate the Rights Agreement to redeem the Rights or amend the Rights Agreement to postpone the Distribution Date in accordance with the Rights Agreement, the Distribution Date will occur on the earlier of the tenth calendar day after the Stock Acquisition Date or the tenth business day after the commencement of this Offer.

On March 28, 2011, TRC entered into an Amendment to Rights Agreement (the “Amendment”) with the Rights Agent. The Amendment amends the terms of the Rights Agreement. The Amendment was entered into in order to ensure that the Merger Agreement, the Offer, the Merger or the consummation of any other transaction contemplated by the Merger Agreement do not trigger the distribution and/or exercise of the Rights (as defined in the Rights Agreement). The Amendment provides that, among other things: (i) no Person (as defined in the

Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (ii) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (iii) the Rights will expire immediately prior to the Effective Time (as defined in the Merger Agreement).

Additional Information. TRC is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. TRC is required to disclose in such proxy statements certain information concerning TRC’s directors and officers, their compensation, stock options granted to them, the principal holders of TRC’s securities and any material interest of such persons in transactions with TRC. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser and Coleman.

Coleman is a leading designer, developer, manufacturer and supplier of electrical wire and cable products for consumer, commercial and industrial applications, with operations primarily in the United States and, to a lesser degree, Canada. Coleman’s broad line of wire and cable products enables it to offer its customers a single source for many of their wire and cable product requirements. Coleman sells its products to more than 8,000 active customers in diverse end markets, including a wide range of specialty distributors, retailers and original equipment manufacturers. Virtually all of Coleman’s products are sold to customers located in either the U.S. or Canada. Coleman is a Delaware corporation with principal executive offices located at 1530 Shields Drive, Waukegan, Illinois 60085. The telephone number of its principal executive offices is (847) 672-2300.

The Purchaser is a Florida corporation incorporated on March 25, 2011, with principal executive offices located at 1530 Shields Drive, Waukegan, Illinois 60085. The telephone number of its principal executive offices is (847) 672-2300. To date, the Purchaser has engaged in no activities other than those incidental to its formation and the commencement of the Offer. The Purchaser is a wholly owned subsidiary of Coleman.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Coleman and the Purchaser and certain other information is set forth on Schedule I hereto.

As of the date of this Offer to Purchase, Coleman beneficially owns 323,710 Shares, representing approximately 4.7% of the outstanding Shares. Coleman acquired these Shares in ordinary brokerage transactions between April and August 2010. No part of the purchase price or market value of the Shares beneficially owned by Coleman was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Shares. Coleman has not acquired any Shares within 60 days of the date of this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Coleman, the Purchaser and, to Coleman’s and the Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Coleman, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of TRC; (ii) none of Coleman, the Purchaser and, to Coleman’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of Coleman, the Purchaser and, to Coleman’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of TRC (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Coleman, the Purchaser, their subsidiaries or, to Coleman’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and TRC or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Coleman, the Purchaser, their subsidiaries or, to Coleman’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and TRC or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10.	Source and Amount of Funds.

We will need approximately $51.5 million to purchase all outstanding Shares pursuant to the Offer, to make payments in respect of stock options and restricted stock and to consummate the Merger. As of December 31, 2010, Coleman had cash and cash equivalents in the amount of approximately $33.5 million and $113.7 million in remaining excess availability under its senior secured credit facility. Coleman expects to contribute or otherwise advance funds from its cash and cash equivalents and borrowings under its senior secured credit facility to enable us to consummate the Offer.

The Offer is not conditioned upon any financing condition.

11.	Background of the Offer; Other Transactions with TRC.

Background of the Offer.

The following chronology summarizes the key meetings, conversations and events between Coleman and its representatives and TRC and its representatives that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of Coleman, TRC and other parties. Information about TRC was provided by TRC, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Coleman or its representatives did not participate.

Coleman regularly considers various strategic transactions as part of its objective to expand its business and enhance shareholder value. In 2004, Coleman and TRC entered into a confidentiality agreement and Coleman’s management team had meetings with executives of TRC with a view toward combining Coleman and TRC. Those meetings did not proceed beyond preliminary discussions. Again in 2005, Coleman’s management team had meetings with executives and directors of TRC with a view toward combining Coleman and TRC. Those meetings did not proceed beyond preliminary discussions.

From the middle of 2009 through early 2010, Coleman’s management team again reviewed the possibility of proposing a business combination with TRC. In connection with this review, the management team carefully analyzed TRC’s business and operations based on publicly available information. During this period, Mr. G. Gary Yetman, the Chief Executive Officer of Coleman, periodically updated the Board of Directors (the “Coleman Board”) on the status of management’s review and, in particular, the strategic rationale for a potential acquisition of TRC. From April 2010 through August 2010, Coleman acquired 323,710 shares of TRC’s common stock in a series of open market transactions. See “The Offer — 9. Certain Information Concerning the Purchaser and Coleman.”

Between February 2010 and November 2010, Coleman discussed a potential acquisition of TRC with William Blair & Company, L.L.C. (“William Blair”) on multiple occasions. On November 15, 2010, Coleman engaged William Blair as financial advisor to assist with the potential acquisition of TRC.

On December 2, 2010, Mr. Yetman sent to Owen Farren, who was then the Chairman of the TRC Board and the Chief Executive Officer of TRC, a letter expressing Coleman’s interest in acquiring TRC at a price between $5.00 and $5.50 per share. This expression of interest (and subsequent expressions of interest described below) was non-binding and subject to due diligence. The letter stated that Coleman had already acquired approximately 4.9% of TRC’s common stock during 2010, Coleman had sufficient cash and financing capacity under its credit facility to complete the acquisition, and the Coleman Board was supportive of the deal. On December 7, 2010, Mr. Farren received a follow-up message from Mr. Yetman via email, offering to arrange a mutually agreeable time to discuss the indication of interest set forth in the December 2, 2010 letter.

On December 8, 2010, Mr. Patrick M. Murphy, a director of TRC, called Mr. Yetman to tell Mr. Yetman that TRC would respond to Coleman’s letter of December 2, 2010 by the middle of January 2011 and asked that Mr. Yetman not take further action until hearing back from TRC. On December 9, 2010, Mr. Yetman called Mr. Murphy and said that Coleman felt that six weeks was a long period of time for the TRC Board to consider Coleman’s offer and asked Mr. Murphy to respond to Coleman’s December 2, 2010 letter by the first week of January 2011. Mr. Murphy agreed that TRC would respond to Coleman’s offer during the first week of January 2011.

In a telephone call on January 4, 2011, Mr. Murphy told Mr. Yetman that the TRC Board determined that it did not wish to further discuss Coleman’s proposal. Mr. Murphy confirmed this response in a letter to Mr. Yetman, which indicated TRC that was pursuing “a long-term strategic plan to achieve sustainable long-term growth and increase shareholder value [and] is not interested in discussing your proposal at this time.”

On January 5, 2011, Mr. Yetman sent a letter to Mr. Murphy expressing disappointment with the response, asking the TRC Board to reconsider Coleman’s proposal to work collaboratively on a potential merger, and suggesting that in the absence of such “collaborative” discussions, Coleman would “proceed with a merger on our own based solely on publicly available information and our familiarity with the business as outlined in our letter dated December 2, 2010.”

On January 11, 2011, Coleman’s and TRC’s respective counsel discussed Coleman’s desire to meet with TRC to discuss a friendly combination. Coleman’s counsel, Winston & Strawn LLP (“Winston & Strawn”) stated that it was not willing to wait past January 12, 2011 for a response, and left open the possibility that Coleman would commence a tender offer for TRC’s shares unless TRC agreed to discussions with Coleman.

On January 14, 2011, Mr. Yetman sent a letter to Mr. Murphy reiterating that Coleman was interested in discussing a mutually desirable transaction with TRC. Coleman increased its proposal to acquire all of the outstanding shares of TRC for $5.50 per share, the top end of the price range set forth in Mr. Yetman’s letter of December 2, 2010. In its January 14, 2011 letter, Coleman also stated that if TRC did not inform Coleman by January 18, 2011 that it was willing to enter discussions with Coleman, Coleman intended to inform TRC’s shareholders of its interest in acquiring TRC and to launch a tender offer for TRC’s common stock shortly thereafter.

On January 18, 2011, TRC issued a press release, which announced the adoption of the Rights Plan and that TRC had received an unsolicited indication of interest from Coleman in acquiring TRC at a price of $5.50 per share in cash. Coleman issued a press release shortly thereafter, confirming its interest in acquiring TRC for $5.50 per share in cash and disclosing its holdings of TRC common stock.

On January 21, 2011, Hill, Ward & Henderson, P.A. (“Hill Ward Henderson”), TRC’s legal counsel, informed Winston & Strawn that TRC would be contacting Coleman to arrange a meeting between the parties. Hill Ward Henderson provided a draft of a confidentiality agreement and requested that Coleman sign the agreement before the meeting. After discussions, the parties agreed to a preliminary meeting on January 27, 2011 at a neutral site, without execution of a confidentiality agreement or exchange of confidential information, to be attended by Mr. Farren and Raymond Malpocher, TRC’s Lead Independent Director, for TRC, and Mr. Yetman

and Richard Burger, Chief Financial Officer, for Coleman. On January 27, 2011, these representatives met in Memphis, Tennessee and discussed TRC’s outlook and plans, as well as Coleman’s interest in an acquisition of TRC.

On January 31, 2011, Mr. Yetman called Mr. Farren to thank him for the meeting on January 27, 2011 and to express Coleman’s desire to proceed with due diligence, which was confirmed in a letter to Mr. Farren on the same day. On February 1, 2011, Mr. Farren called Mr. Yetman to discuss a follow up meeting in Tampa with members of TRC’s management. Later that day, Mr. Yetman sent Mr. Farren a letter increasing Coleman’s proposed purchase price for TRC to $6.00 per share. The letter also indicated (i) Coleman’s confidence that it would be able to increase the price it was offering for TRC shares if it could conduct due diligence, (ii) that it would seek to maintain the independence and business plan of TRC’s developing power management and storage business led by key members of the current TRC team and (iii) if the TRC Board did not wish to continue discussions with Coleman on a friendly and collaborative basis, Coleman would not continue its efforts to acquire TRC and would issue a press release to that effect.

On February 7, 2011, Winston & Strawn provided Hill Ward Henderson with Coleman’s comments to the proposed confidentiality agreement as well as Coleman’s business due diligence request list. On February 8, 2011, Coleman and TRC executed a Mutual Non-Disclosure Agreement, which provided that each party would hold confidential information provided by the other and also provided for Coleman to comply with certain “standstill” provisions limiting Coleman’s ability to engage in certain transactions.

On February 14, 2011, TRC announced that Mr. Farren had resigned as Chairman of the TRC Board, Chief Executive Officer and President and that Mr. Malpocher, TRC’s Lead Independent Director, would oversee the management of TRC for the TRC Board. Robert Woltil, TRC’s Vice President — Finance and Chief Financial Officer, was appointed Interim Chief Executive Officer. On February 10, 2011, TRC began to furnish due diligence information to Coleman and its representatives.

On February 21 and 22, 2011, Mr. Yetman, together with representatives of Coleman’s management team and William Blair, met in Safety Harbor, Florida with Mr. Malpocher and Mr. Woltil, together with representatives of TRC’s management and Hyde Park Capital (“Hyde Park Capital”), TRC’s financial advisor. During these meetings, each of Coleman and TRC made presentations to the combined group regarding their respective businesses, products, customers, and strategic plans. After this meeting, the Coleman representatives were given a tour of TRC’s facilities.

On February 24, Hyde Park Capital held a call with William Blair in which the bankers recapped the meetings in Tampa. Hyde Park Capital conveyed the Board’s request of a $10 per share purchase price. William Blair strongly resisted aspects of the suggested valuation that relied on an assumption of strong growth projections in TRC’s “out” years, and noted the substantial premium already being offered over TRC’s historical trading price before the announcement of Coleman’s expression of interest. William Blair indicated that Coleman would submit a revised bid in response.

On March 1, 2011, William Blair forwarded a letter to Hyde Park Capital, addressed from Mr. Yetman to Mr. Woltil, which increased the amount reflected in Coleman’s expression of interest to $6.75 per share, again subject to due diligence. The letter also suggested a 30-day “go-shop” process to follow execution of a merger agreement and a breakup fee payable to Coleman equal to 5% of the purchase price, plus expenses.

On March 7, 2011, William Blair received an email from Hyde Park Capital, which included a revised proposal from TRC and a draft of a merger agreement prepared by Hill Ward Henderson. TRC’s revised proposal included a price per share of $7.70, a go-shop period of 60 days and a breakup fee of 1.5%. The email further indicated that $7.70 per share was the lowest price that TRC was willing to consider and asked that the Coleman Board seriously consider its proposal. The email concluded by stating that TRC was prepared to move forward very quickly if an agreement is reached. Mr. Malpocher called Mr. Yetman to follow-up on TRC’s proposal on March 9, 2011.

On March 8, 2011, William Blair contacted Hyde Park Capital and stated that Coleman was remaining firm at $6.75 per share. William Blair stated that Coleman would agree to a 40-day go-shop period and a breakup fee equal to 3.5% of the total purchase price, with each party bearing its own expenses. William Blair offered TRC 48 hours to respond to this proposal.

On March 11, 2011, Mr. Yetman contacted Mr. Malpocher by telephone and they agreed on a purchase price of $7.20 per share and a breakup fee equal to 3% of the total purchase price, inclusive of expenses. He proposed that the length of the go-shop period be resolved in a further conversation that included the attorneys for Coleman and TRC. Mr. Malpocher said he would discuss Coleman’s proposal with the TRC Board and likely respond to Mr. Yetman on March 14, 2011.

On March 14, 2011, Messrs. Malpocher, Woltil and Yetman and the companies’ respective counsel discussed terms of the merger agreement, and tentatively agreed that the go-shop period would extend for 45 days, the tender offer would start 15 days after the merger agreement was signed, and the breakup fee would be equal to 2.5% of the total purchase price, excluding Coleman’s expenses. These terms were confirmed in a March 15, 2011 email message from Hill Ward Henderson to Winston & Strawn. The message also confirmed TRC’s expectation that Coleman would accept the framework outlined in the draft merger agreement, subject to changing the deal structure from a merger to a two-step transaction consisting of a tender offer for all of TRC’s outstanding Shares, to be followed by a merger.

On March 16, 2011, Hill Ward Henderson sent Winston & Strawn an email indicating that TRC had initiated the preliminary solicitation process with a number of parties that Hyde Park Capital advised could have an interest in a transaction with TRC and had entered into non-disclosure agreements with such parties.

During the period from March 18, 2011 through March 24, 2011, representatives of Coleman reviewed the materials contained in a physical data room at TRC’s headquarters in Clearwater, Florida and engaged in business and legal due diligence discussions by telephone with various representatives of TRC. Coleman and its advisors sent a number of requests for additional due diligence information to representatives of TRC, to which TRC responded.

On March 18, 2011, representatives of Winston & Strawn provided a revised draft of the merger agreement to TRC and Hill Ward contemplating a transaction structured as a tender offer followed by a merger and reflecting the terms previously agreed upon by the parties.

On March 21 and 22, 2011, Mr. Yetman and several other representatives of Coleman traveled to Honduras to tour TRC’s facility and meet with additional TRC representatives.

On March 22, 2011, Hill Ward Henderson delivered a revised draft of the merger agreement to Coleman and Winston & Strawn. On March 23, 2011, Winston & Strawn, Hill Ward Henderson and Gunster, Yoakley & Stewart, P.A., Florida counsel to Coleman, held a telephone conference to negotiate the terms of the merger agreement. Hill Ward Henderson began revising the merger agreement to reflect resolution of several negotiated issues and another call was scheduled for March 24, 2011 to address still unresolved matters. Following the negotiations on March 24, 2011, Hill Ward Henderson delivered a revised draft of the merger agreement to Coleman and Winston & Strawn.

On the morning of March 25, 2011, the Coleman Board met to evaluate the transaction and unanimously approved the merger agreement, the Offer and the Merger and authorized management to offer $7.20 per share and execute and deliver the merger agreement.

On March 25, 2011, Winston & Strawn delivered a revised draft of the merger agreement to TRC and Hill Ward that included a small number of remaining open points. Negotiations between Winston & Strawn and Hill Ward Henderson continued throughout the day on March 26, 2011. On March 26, 2011, Hill Ward Henderson delivered the disclosure schedules referenced in the merger agreement and negotiations related to the merger agreement and the disclosure schedules continued through March 27, 2011.

On March 27, 2011, Winston & Strawn contacted Hill Ward Henderson with a request on Coleman’s behalf that TRC ask Hosea II, LLC, an entity controlled by Roger Boatman, an employee of TRC and the beneficial owner of approximately 10% of TRC’s shares, to sign a tender and support agreement, which would require Hosea II, LLC to tender its shares in the Offer and otherwise support the transactions contemplated by the Merger Agreement (the “Tender Agreement”). Mr. Boatman agreed to execute the Tender Agreement, on behalf of Hosea II, LLC, in connection with the execution of the Merger Agreement.

On the evening of March 27, 2011, the TRC Board met to evaluate the transaction and unanimously approved the Merger Agreement, the Offer and the Merger and authorized management to execute and deliver the Merger Agreement. The TRC Board also amended the Rights Plan to exempt the Merger Agreement and the transactions contemplated by it from the Rights Plan.

On March 28, 2011, following execution of the amendment to the Rights Agreement by the Rights Agent, Coleman, the Purchaser and TRC executed and delivered the Merger Agreement and Mr. Boatman (on behalf of Hosea II, LLC), Purchaser and Coleman executed and delivered the Tender Agreement. On the afternoon of March 28, 2011, Coleman and TRC issued a joint press release announcing the transaction.

TRC’s Solicitation / Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and mailed to TRC’s shareholders with this Offer to Purchase, includes additional information on the background, negotiations and other activities relating to a potential transaction involving TRC.

Other Transactions with TRC. Coleman is a party to commercial arrangements, as both a buyer and seller, with TRC, under which TRC purchased from Coleman products worth approximately $142,000 and $240,000 for the years ended December 31, 2010 and 2009, respectively, and Coleman purchased from TRC products worth approximately $851,000 and $760,000 for the years ended December 31, 2010 and 2009, respectively.

12.	Purpose of the Offer; Plans for TRC.

The purpose of the Offer is to acquire control of, and the entire equity interest in, TRC. We currently intend, as soon as practicable after consummation of the Offer, to seek to consummate, pursuant to the Merger Agreement, the Merger, pursuant to which each then-outstanding Share not owned by Coleman or its subsidiaries (including the Purchaser) would be converted into the right to receive the Merger Consideration. Under the FBCA, if we acquire, pursuant to the Offer or otherwise, at least 80% of the outstanding Shares, we believe we would be able to consummate the Merger without a vote of the TRC shareholders. If we do not acquire at least 80% of the outstanding Shares, under the FBCA we will have to seek approval of the Merger by TRC’s shareholders. Approval of a merger pursuant to the FBCA requires the affirmative vote of holders of a majority of the outstanding Shares.

Pursuant to the Merger Agreement, TRC granted to the Purchaser a one-time irrevocable Top-Up Option to purchase, at a price equal to the Per Share Amount, the lowest number of shares of TRC Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of TRC Common Stock collectively owned, directly or indirectly, by Coleman, Purchaser or their affiliates at the time of such exercise, constitutes one share of TRC Common Stock more than 80% of the total shares of TRC Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares and the exercise of options that are vested or may vest prior to the Merger Outside Date).

The aggregate purchase price for the Top-Up Option Shares may be paid by the Purchaser, at its election, either in cash or by executing and delivering to TRC a promissory note, or any combination thereof. Any promissory note delivered to TRC for the Top-Up Option Shares will be due on the first anniversary of the execution and delivery of the promissory note, will bear interest at the applicable federal rate determined for U.S. income tax purposes, will be full recourse to Coleman and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by allowing the Purchaser to effect the Merger without a meeting of the TRC shareholders pursuant to applicable Florida law at a time when the approval of the Merger at a meeting of the TRC shareholders would otherwise be assured because of the ownership of Coleman and its subsidiaries (including the Purchaser) of a majority of the outstanding Shares.

Whether or not we consummate the Merger, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the TRC Board. Pursuant to the Merger Agreement, after the consummation of the Offer, we are entitled to designate up to such numbers of directors, rounded up to the next whole number, on the TRC Board as will give us representation on the TRC Board equal to the product of (x) the total number of directors on the TRC Board (giving effect to directors elected pursuant to this sentence) multiplied by (y) the ratio that the aggregate number of shares of TRC Common Stock beneficially owned collectively by us, Coleman and any of our affiliates bears to the total number of shares of TRC Common Stock then outstanding. TRC will, at such time, upon Coleman’s request, promptly take all actions reasonably necessary to cause our designees to be elected as directors of TRC, including, at Coleman’s election, by increasing the size of the TRC Board or seeking and accepting the resignation of incumbent directors, or both.

We expect that our designees, subject to their fiduciary duties under applicable law, would cause the TRC Board to:

•	recommend that TRC shareholders support the Merger; and

•	take any other actions necessary to cause the Merger to be consummated.

We intend to cause the delisting of the Shares by NASDAQ promptly following consummation of the Merger. We intend to cause TRC to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See “The Offer — 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

If we acquire control of TRC, we currently intend that, prior to our acquisition of the entire equity interest in TRC or the consummation of the Merger, no dividends will be declared on the Shares.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving TRC or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the TRC Board or management, any material change in TRC’s indebtedness, capitalization or dividend rate or policy or any other material change in TRC’s corporate structure or business.

The exact timing and details of the Merger with TRC will necessarily depend upon a variety of factors, including the number of Shares we acquire pursuant to the Offer. Although we currently intend to consummate the Merger in accordance with the terms of the Merger Agreement, it is possible that, as a result of substantial delays in our ability to effect such a transaction, information we obtain hereafter, changes in general economic or market conditions or in the business of TRC or other currently unforeseen factors, such a transaction may be delayed or abandoned.

The foregoing discussion is not a complete statement of the FBCA and is qualified in its entirety by reference to the FBCA.

13.	Dividends and Distributions.

If, on or after the date of this Offer to Purchase, TRC (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer — 15. Conditions of the Offer,” we may make such adjustments in the offer price and other terms of the Offer and the Merger as we deem appropriate to reflect such split, combination or other change including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, TRC declares or pays any cash dividend on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares or Rights, shares of any other class of capital stock, other than voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on TRC’s stock transfer records, then, subject to the provisions of “The Offer —15. Condition of the Offer,” the offer price may be reduced by the amount of any such cash dividends or cash distributions.

14.	The Merger Agreement; Other Agreements

The following are summaries of the material provisions of the Mutual Non-Disclosure Agreement, the Merger Agreement, the Tender and Support Agreement and the Amendment to Rights Agreement. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Tender and Support Agreement and the Amendment to Rights Agreement, each of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO. Copies of the Mutual Non-Disclosure Agreement, the Merger Agreement, the Tender and Support Agreement and the Amendment to Rights Agreement may be obtained in the manner set forth in “The Offer — 9. Certain Information Concerning the Purchaser and Coleman.” Shareholders and other interested parties should read the Mutual Non-Disclosure Agreement, the Merger Agreement the Tender and Support Agreement and the Amendment to Rights Agreement for a more complete descriptions of the provisions summarized below.

Mutual Non-Disclosure Agreement

On February 8, 2011, Coleman and TRC entered into a Mutual Non-Disclosure Agreement (the “NDA”), that governs the disclosure of any confidential information concerning the other party to third parties. As a condition to being furnished confidential information of the other party, each of TRC and Coleman agreed, among other things, to keep confidential the information furnished to it for two years from the date of the NDA and to use the information only for purposes of evaluating a transaction with TRC. Under the NDA, Coleman also agreed, among other things, to certain “standstill” provisions for a period of one year from the date of the NDA or until the parties entered into a definitive merger agreement, whichever is earlier. Subject to certain limited exceptions, for a period of one year from the date of the NDA, each of TRC and Coleman agreed not to solicit the other party’s employees.

The foregoing description of the NDA is qualified in its entirety by the NDA, which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

Merger Agreement

Capitalized terms used herein have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer contemplated by this Offer to Purchase no earlier than April 11, 2011 and no later than April 18, 2011. The Merger Agreement provides that, subject to the satisfaction or waiver of the Minimum Tender Condition and other conditions that are described in “The Offer — 15. Conditions of the Offer”, the Purchaser will purchase all Shares tendered and not withdrawn in the Offer for the Per Share Amount. The Offer will remain open until at least midnight, New York City time, at the end of the later of (i) the twentieth (20th) business day beginning with (and including) the date that the Offer is commenced (determined in accordance with Rule 14d-1(g)(3) under the Exchange Act) or (ii) May 13, 2011 (the “Expiration Date”).

Unless the Merger Agreement has been terminated in accordance with its terms, if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Tender Offer Condition is not satisfied and has not been waived, the Purchaser, without the consent of TRC, will extend the Offer for up to two successive periods of up to ten (10) business days each and, in its sole discretion, may extend the Offer and its Expiration Date for one or more successive periods of up to ten (10) business days each. In no event may the Purchaser extend the Offer beyond July 10, 2011.

The Merger Agreement provides that the Purchaser will also extend the Expiration Date for any period or periods required by applicable law or applicable rules of the SEC or its staff.

Without TRC’s prior written consent, the Purchaser is not permitted to:

•	decrease the Per Share Amount;

•	change the form of consideration payable in the Offer;

•	impose conditions to the Offer in addition to the Tender Offer Conditions;

•	decrease the number of shares of TRC Common Stock subject to the Offer;

•	reduce the time period during which the Offer shall remain open; or

•	modify or amend the Offer in any manner adverse to the TRC shareholders.

Top-Up Option. By the terms of the Merger Agreement, TRC granted to the Purchaser a Top-Up Option to purchase, at a price equal to the Per Share Amount, the Top-Up Option Shares. See “The Offer — 12. Purpose of the Offer; Plans for TRC.” If, following the Offer (and potential exercise of the Top-Up Option), Coleman and the Purchaser collectively own at least 80% of the then outstanding shares of TRC Common Stock, Coleman, the Purchaser and TRC will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting or any further action by the shareholders of TRC in accordance with the FBCA.

The Merger. The Merger Agreement provides that, upon and subject to the conditions of the Merger Agreement, and in accordance with the FBCA, at the Effective Time:

•	the Purchaser will be merged with and into TRC, and the separate corporate existence of the Purchaser shall cease; and

•	TRC will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

At the Effective Time, (i) the articles of incorporation of the Purchaser in effect immediately prior to the Effective Time will become the articles of incorporation of the Surviving Corporation and (ii) the by-laws of the Purchaser in effect immediately prior to the Effective Time shall become the by-laws of the Surviving Corporation, in each case with references to the Purchaser therein automatically amended to become references to the Surviving Corporation.

Board of Directors of TRC. Subject to compliance with applicable law, upon the Acceptance Date and from time to time thereafter, Purchaser will be entitled to designate up to such numbers of directors, rounded up to the next whole number, on the TRC Board as shall give the Purchaser representation on the TRC Board equal to the product of (x) the total number of directors on the TRC Board (giving effect to directors elected pursuant to this sentence) multiplied by (y) the ratio that the aggregate number of shares of TRC common stock beneficially owned collectively by Coleman, the Purchaser and any of their affiliates following such acceptance for purchase bears to the total number of shares of TRC common stock then outstanding. TRC will, at such time, upon Coleman’s request, promptly take all actions reasonably necessary to cause the Purchaser’s designees to be elected as directors of TRC, including, at Coleman’s election, by increasing the size of the TRC Board or seeking and accepting the resignation of incumbent directors, or both. In the event the Purchaser’s designees are elected or appointed to the TRC Board, until the Effective Time, Coleman and TRC will use their best efforts to cause the TRC Board to have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of the applicable NASDAQ Marketplace Rules (the “Continuing Directors”).

The Merger Agreement provides that following the election or appointment of the Purchaser’s designess to the TRC Board pursuant to the terms of the Merger Agreement, and until the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for TRC to: (i) consent to amend or terminate the Merger Agreement; (ii) consent to expand the time for the performance of any of the obligations of Coleman or the Purchaser; (iii) consent to waive compliance with any of the agreements of Coleman or the Purchaser or conditions contained in the Merger Agreement for the benefit of TRC; (iv) to amend TRC’s articles of incorporation or bylaws; (v) take any action that would prevent or materially delay the consummation of the Merger; or (vi) make any other determination with respect to any action to be taken or not taken by or on behalf of the TRC Board relating to the Merger Agreement or the Transactions.

Conversion of Capital Stock. At the Effective Time:

•

Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Such newly issued shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

•

Each share of TRC Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Coleman or its subsidiaries, including the Purchaser) will be converted into and represent the right to receive, and will be exchangeable for, the Merger Consideration.

•

Each share of TRC Common Stock held in the treasury of TRC and each share of TRC Common Stock owned by Purchaser, Coleman or any direct or indirect wholly owned subsidiary of Coleman or of TRC immediately prior to the Effective Time will be canceled and retired without any conversion thereof and will cease to exist.

•

Each share of TRC Common Stock converted into the right to receive the Merger Consideration will be automatically canceled and will cease to exist, and the holders immediately prior to the Effective Time of Certificates and Book Entry Shares will cease to have any rights with respect to such TRC Common Stock other than the right to receive, upon surrender of such Book Entry Shares or Certificates, the Merger Consideration with respect to each share of TRC Common Stock held by them.

Treatment of Equity Awards. The Merger Agreement provides that all shares of restricted stock (“Restricted Stock”) and all shares subject to outstanding options to purchase TRC common stock (each, a “TRC Stock Option”) granted under TRC’s equity incentive plan or arrangements (collectively, the “TRC Stock Plans”) will, as of immediately prior to the Effective Time, become fully vested and exercisable (in the case of TRC Stock Options). However, any TRC Stock Option or Restricted Stock issued in connection with an acquisition transaction by TRC will not become fully vested in connection with the Merger.

The Merger Agreement provides that each TRC Stock Option will be canceled at the Effective Time and converted automatically into the right to receive a payment equal to the product of (i) the excess, if any, of the Per Share Amount over the applicable exercise prices of such TRC Stock Option and (ii) the number of shares of TRC Common Stock subject to the TRC Stock Option (assuming full vesting of such TRC Stock Option) less all applicable deductions and withholdings required by law (such amount, the “Option Spread Value”). If the exercise price per Share is equal to or greater than the Per Share Amount, such TRC Stock Option shall be canceled without any cash payment being made in respect thereof. Pursuant to the Merger Agreement, TRC has agreed to use its reasonable best efforts to secure from each holder of a TRC Stock Option, in exchange for the Option Spread Value, an acknowledgement that such holder’s TRC Stock Options will terminate at the Effective Time and a waiver of any other consideration that might be claimed by such holder.

Merger Without a Meeting of Shareholders; Shareholders’ Meeting; Proxy. If, following the Offer and the exercise, if any, of the Top-Up Option, Coleman and its subsidiaries collectively own at least 80% of the Shares, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a shareholders’ meeting in accordance with the FBCA.

If a meeting of TRC’s shareholders is required to adopt the Merger Agreement and approve the Merger, TRC has agreed to take all action in accordance with federal securities laws, the FBCA and TRC’s Articles of Incorporation and TRC’s Bylaws necessary to duly and properly call, give notice of, convene and hold a special meeting of the TRC shareholders (the “TRC Shareholders Meeting”) to be held as soon as reasonably practicable following the Acceptance Date to consider and vote upon approval of the Merger. TRC agrees to take all lawful actions to solicit the prompt approval of the Merger by the TRC shareholders, and the TRC Board will recommend approval of the Merger by the TRC shareholders.

In connection with the special meeting, TRC has agreed to (i) prepare and file with the SEC a Proxy Statement with respect to the TRC Shareholders Meeting, (ii) use its reasonable best efforts to have the Proxy Statement cleared by the SEC as soon as reasonably practicable thereafter, if such clearance is required, and (iii) cause copies of the Proxy Statement and form of proxy to be mailed to TRC shareholders in accordance with the provisions of the FBCA.

Board Recommendation. Subject to the provisions described below, the TRC Board agreed to recommend that TRC’s shareholders accept the Offer, tender their shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger. This is referred to as the “Board Recommendation.” The Merger Agreement provides that, except as described below, the TRC Board will not: (A) withdraw, modify, amend or qualify, or propose publicly to withdraw, modify, amend or qualify in a manner adverse to Coleman or the Purchaser, the Board Recommendation; (B) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal; (C) fail to recommend against acceptance of any tender offer or exchange offer other than the Offer for TRC Common Stock (it being understood that the TRC Board may take no position with respect to an Acquisition Proposal until the close of business on the 10th day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); (D) exempt any person from the restrictions contained in any state takeover or similar laws; or (E) fail to include the Board Recommendation in the Schedule 14D-9 or to permit Coleman to include the Board Recommendation in the Offer Documents (each of the foregoing, a “Change of Recommendation”).

Solicitation. During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on May 11, 2011 (the “Solicitation Period End Date”), TRC and its Representatives are permitted to, and have the right to, directly or indirectly, (A) solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (B) participate in discussions or negotiations regarding, and furnish to any person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may lead to, an Acquisition Proposal (provided that the person has executed an Acceptable Confidentiality Agreement), and (C) authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) any such Acquisition Proposal. Coleman and its Representatives may not contact, discourage, interfere with or participate in discussions with (in each case, regarding an Acquisition Proposal), any person that, to Coleman’s knowledge, has made, or is considering or participating in discussions or negotiations with TRC or its Representatives regarding an Acquisition Proposal. TRC will promptly deliver to Coleman a copy of any confidential information memorandum (or similar material) distributed to potential purchasers and will notify Coleman if any bidder has received access to any information that has not been made available to Coleman and will promptly give Coleman access to such information. TRC may not allow any interested person to visit any of its foreign facilities unless it has determined that the person has a bona-fide interest in acquiring TRC and has or has access to the financial wherewithal to consummate a Superior Proposal.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means any proposal, offer or indication of interest made by any person or group of persons (other than Coleman, the Purchaser or an affiliate thereof), including any proposal, offer or indication of interest to the TRC shareholders, relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions: (i) any merger, consolidation, share exchange for 50% (in number or voting power) or more of any class of equity securities of TRC, business combination, recapitalization, liquidation, dissolution or other similar transaction (including any so-called merger-of-equals and whether or not TRC is the entity surviving any such transaction) involving TRC or any of its subsidiaries; (ii) any sale, lease, license, exchange, transfer or other disposition of assets (including equity securities of any subsidiary) or businesses that constitute 50% or more of the revenues, net income or assets of TRC and its subsidiaries, taken as a whole; (iii) any sale, issuance, exchange, transfer or other disposition in which TRC or any of its subsidiaries participates and which results in any person beneficially owning more than 50% (in number or voting power) of any class of equity securities or other capital stock of TRC or of any of its subsidiaries; or (iv) any transaction,

•

“Superior Proposal” means a bona-fide written Acquisition Proposal made by a third party to TRC after the date of the Merger Agreement, and which the TRC Board (A) determines in its good faith, after consultation with TRC’s outside legal counsel and financial advisors, to be more favorable to the TRC shareholders from a financial point of view than the Offer and Merger, taking into account all relevant factors (including, among other things, expected timing, risk of consummation, availability of financing, all other terms and conditions, and any proposed changes to the Merger Agreement that may be proposed by Coleman in a binding written offer in response to such Acquisition Proposal).

•

“Excluded Party” means any person or group of related persons from whom TRC has received, prior to the Solicitation Period End Date, a written indication of interest that the TRC Board reasonably determines (and provides written notice to Coleman of such determination and a summary of the key terms thereof pursuant to subsection (ix) below) is bona fide and could reasonably be expected to result in a Superior Proposal and which indication of interest is the subject of discussions that are continuing on the Solicitation Period End Date.

•

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement with confidentiality and standstill provisions no less restrictive with respect to the conduct of the person to whom information is disclosed than those contained in the Mutual Non-Disclosure Agreement signed by Coleman and TRC (the “Confidentiality Agreement”).

Before the Acceptance Date, in response to TRC’s receipt of a Superior Proposal that has not been withdrawn or abandoned, the TRC Board may, at any time prior to the Acceptance Date, (x) make a Change of Recommendation if the TRC Board has concluded in good faith, after consultation with TRC’s outside legal counsel, that taking such action is required in order for the TRC Board to comply with its fiduciary duties to TRC shareholders under Applicable Law and approve or recommend such Superior Proposal, and/or (y) terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that TRC may not terminate the Merger Agreement pursuant to the foregoing clause (y) unless, at or concurrently with such termination, TRC pays the Termination Fee in full and otherwise complies with the applicable termination provisions; provided further that the TRC Board may not approve or recommend any Superior Proposal pursuant to the foregoing clause (x) or terminate the Merger Agreement pursuant to the foregoing clause (y) to enter into a definitive agreement with respect to such Superior Proposal unless:

•

TRC has provided prior written notice to Coleman, at least 72 hours in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice must specify the identity of the party making such Superior Proposal and the material terms and conditions thereof, and include a copy of the written proposal of the party making such Superior Proposal;

•	after providing such notice and prior to effecting such Change of Recommendation, approving or recommending such Superior Proposal or terminating the Merger Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, TRC must, during the Notice Period, negotiate with Coleman or its Representatives in good faith (to the extent Coleman desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement as would permit TRC not to effect a Change of Recommendation or would cause the Acquisition Proposal no longer to be a Superior Proposal, as reasonably determined by the TRC Board, and make their Representatives available for such negotiations;

•

the TRC Board has considered in good faith any changes to the Merger Agreement offered in writing by Coleman in a manner that would form a binding contract if accepted by TRC and has determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect; and

•

in the event of any amendment to the financial terms or any other material revision to the Superior Proposal, TRC has delivered a new written notice to Coleman within a reduced Notice Period of at least 24 hours in advance of TRC’s intention to take such action with respect to such amended Superior Proposal.

Representations and Warranties. Pursuant to the Merger Agreement, Coleman and the Purchaser have made customary representations and warranties to TRC with respect to, among other matters:

•	Coleman’s and the Purchaser’s organization, standing and corporate power;

•	Coleman’s and the Purchaser’s authority to enter into the Merger Agreement;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	brokerage and finders’ fees;

•	financing;

•	absence of certain arrangements; and

•	information supplied.

Pursuant to the Merger agreement, TRC has made customary representations and warranties to Coleman and the Purchaser with respect to, among other matters:

•	its organization, standing and corporate power;

•	subsidiaries;

•	its capitalization;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	SEC filings and financial statements;

•	absence of certain changes or events since December 31, 2010;

•	litigation;

•	compliance with laws;

•	labor and employment matters;

•	title to and condition of properties;

•	permits;

•	government contracts;

•	environmental matters;

•	insurance;

•	taxes;

•	intellectual property;

•	opinion of its financial advisor; and

•	customers and suppliers.

The representations and warranties set forth in the Merger Agreement (a) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (b) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to each of the parties in connection with the Merger Agreement, (c) will not survive consummation of the Merger, (d) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (f) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

Public Announcements. Unless otherwise required by Applicable Laws or requirements of NASDAQ (and in that event only if time does not permit), at all times prior to the earlier of the Effective Time or termination of the Merger Agreement, other than in connection with reasonable responses to questions in quarterly earnings conference calls, Coleman and TRC will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger Agreement or the Transactions and will not issue any such press release or public statement prior to such consultation; provided, however, that such restrictions will not apply to any press release or public announcement, statement or disclosure made by TRC following, and related to, or by Coleman following, a Change of Recommendation by the TRC Board.

Conduct of TRC’s Operations. Between the date of the Merger Agreement and the earlier of (i) the Effective Time and (ii) the date on which the Purchaser’s designees constitute a majority of the members of the TRC Board, TRC will conduct its operations in the ordinary course except as expressly contemplated by the Merger Agreement and the Transactions and will use its reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its operating assets in their current condition (normal wear and tear excepted), to the end that their goodwill and ongoing business shall not be impaired in any material respect. TRC will not, except as required by Applicable Law or as otherwise expressly contemplated or permitted by the Merger Agreement, without the prior written consent of Coleman:

•

do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock; (B) make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; (C) grant any person any right or option to acquire any shares of its capital stock (except grants of TRC Stock Options to TRC employees in the ordinary course of business consistent with past practices provided that TRC shall consult with Coleman prior to making any such grants or making any recommendation to the TRC Board with respect to such grants); (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of TRC

Stock Options that are outstanding as of the date hereof); or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

•	directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets other than in the ordinary course of business;

•	make or propose any changes in TRC’s Articles of Incorporation or TRC’s Bylaws;

•	merge or consolidate with any other person;

•	acquire assets or capital stock of any other person outside of the ordinary course of business consistent with past practice in an amount in excess of $200,000;

•

incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity, other than in the ordinary course of business, consistent with past practice or pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business or as reflected or reserved against in the most recent financial statements;

•	create any subsidiaries;

•

enter into or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee other than in the ordinary course of business consistent with past practice with respect to non-officer employees (except for severance or change in control agreements, which in all cases shall require the prior written consent of Coleman), except for certain bonuses, or otherwise increase the compensation or benefits provided to any present or former officer, director, consultant or employee except as may be required by Applicable Law, or grant, or reprice the exercise or payment of any of the TRC Stock Options or other equity-based awards;

•	enter into, adopt or amend any Plan, except as may be required by Applicable Law;

•	take any action that could give rise to severance benefits payable to any officer or director of TRC as a result of consummation of the Transactions;

•

change any method or principle of accounting in a manner that is inconsistent with past practice, except to the extent required by generally accepted accounting principles as advised by TRC’s regular independent accountants;

•	settle any actions, whether now pending or hereafter made or brought, involving, individually or in the aggregate, an amount in excess of $200,000;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any material contract;

•	enter into any confidentiality agreements or arrangements other than in the ordinary course of business consistent with past practice;

•	incur, authorize or commit to any capital expenditures in excess of the amount incurred in accordance with past practice;

•	permit any material insurance policy naming TRC or any of its subsidiaries as a beneficiary or a loss payee to be canceled or terminated, except in the ordinary course of business;

•

enter into any contract, other than any agreement entered into in the ordinary course of business consistent with past practice, or amend or modify in any material respect or terminate any contract or otherwise waive, release or assign any material rights, claims or benefits of TRC or any of its subsidiaries;

•	make any payments in respect of policies of directors’ and officers’ liability insurance (premiums or otherwise), other than premiums paid in respect of its current or renewed or replacement policies;

•	take any action that will likely result in the representations and warranties in the Merger Agreement becoming false or inaccurate in any material respect;

•	permit or cause any subsidiary to do any of the foregoing or agree or commit to do any of the foregoing; or

•	agree in writing or otherwise to take any of the foregoing actions.

Conditions to the Merger. The obligations of TRC, Coleman and the Purchaser to consummate the Merger are subject to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

•

The Merger Agreement, the Merger and the Transactions shall have been approved and adopted by the TRC shareholders in the manner and to the extent required by any Applicable Law and in accordance with the requirements of NASDAQ and the Company’s Articles of Incorporation and Bylaws.

•

Any material approvals of any Governmental Authority that are required with respect to the Transactions and that are designated as a condition to closing in the schedules to the Merger Agreement shall have been obtained.

•

No provision of any Applicable Law (including, without limitation, Section(s) 607.0901 and/or 607.0902 of the FBCA and/or any other “fair price,” “moratorium,” “control share acquisition,” or other anti-takeover statute or regulation of any Governmental Authority) and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger or the Transactions or limiting the ownership or operation by Coleman, TRC or any of their respective subsidiaries of any material portion of the businesses or assets of Coleman or TRC.

•

There shall not be pending any action (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the Transactions, (ii) seeking to prohibit or limit the ownership or operation by Coleman, TRC or any of their respective subsidiaries of, or to compel Coleman, TRC or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Coleman, TRC or any of their respective subsidiaries, as a result of the Merger or any of the Transactions, (iii) seeking to impose limitations on the ability of Coleman to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote such capital stock on all matters properly presented to the shareholders of the Surviving Corporation, or (iv) seeking to prohibit Coleman or any subsidiary of Coleman from effectively controlling in any material respect the business or operations of Coleman or the subsidiaries of Coleman.

•	The Purchaser shall have previously purchased and accepted for payment, or caused to be accepted for payment, all shares of TRC Common Stock validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the TRC shareholders):

•	by mutual written consent of Coleman and TRC;

•

by either Coleman or TRC, if there shall be any Applicable Law that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a court or other competent Governmental Authority enjoining Coleman or TRC from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and non-appealable, provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove such judgment, injunction, order or decree;

•	by either Coleman or TRC, if the Acceptance Date shall not have occurred by the Offer Outside Date, or if the Merger shall not have been consummated before the Merger Outside Date, provided, however,

that the right to terminate the Merger shall not be available to any party whose failure or whose affiliate’s failure to perform any material covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

•

by either Coleman or, prior to the Acceptance Date, TRC, if the TRC Board shall have (i) withdrawn, modified or changed the Board Recommendation in a manner adverse to Coleman, or (ii) approved or recommended any Acquisition Proposal;

•

by Coleman or TRC, if at the TRC Shareholders Meeting (including any adjournment or postponement thereof) the TRC Shareholder Approval shall not have been obtained; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure or whose affiliate’s failure to perform any material covenant or obligation under the Merger Agreement caused the failure to obtain such TRC Shareholder Approval;

•

by Coleman or, prior to the Acceptance Date, TRC, if (i) the terminating party is not in material breach of its obligations under the Merger Agreement and (ii) there shall have been a material breach by the other of any of its covenants or agreements contained in the Merger Agreement and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach;

•

by Coleman, if TRC has breached any of its representations and warranties in Article V of the Merger Agreement and, as a result thereof, the condition requiring that such representations and warranties of TRC be true and correct as of the date of the Merger Agreement and on and as of the Closing Date could not be satisfied, except where the failure of such representations and warranties to be true and correct in all respects does not and would not reasonably be expected to have a Material Adverse Effect, and such breach is not cured within 30 days after notice thereof shall have been received by the party alleged to be in breach; or

•

by TRC prior to the Acceptance Date, if Coleman or the Purchaser has breached any of its representations and warranties in Article IV of the Merger Agreement and, as a result thereof, the condition requiring that such representations and warranties of Coleman and the Purchaser be true and correct as of the date of the Merger Agreement and on and as of the Closing Date could not be satisfied.

Effect of Termination; Termination Fee. In the event of the termination of the Merger Agreement, the Merger Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except for payment of the Termination Fee (as defined below); provided, however, that any termination of the Merger Agreement shall not relieve a party to the Merger Agreement from liability to the other party for damages arising from a willful or intentional breach of the Merger Agreement; provided, however, that TRC will not have any liability under the Merger Agreement in the event that it is obligated to pay, and has paid, the Termination Fee.

The Company shall pay to Coleman the sum of $1,250,000 (the “Termination Fee”) on the terms provided below upon the occurrence of any of the following events:

•

Failure to Obtain Company Shareholder Approval/Pending Acquisition Proposal. The Agreement has been validly terminated by Coleman or TRC, and (i) prior to the time of TRC Shareholders Meeting at which a vote is taken by TRC shareholders on a proposal to adopt the Merger Agreement, there was a publicly announced proposal by a third party contemplating an Acquisition Proposal, (ii) such proposal was pending at the time of such TRC Shareholders Meeting and has not been publicly withdrawn, (iii) the Merger Agreement has not been adopted at such TRC Shareholders Meeting, (iv) Coleman has not materially breached any provision of the Merger Agreement at or prior to the time of the termination of the Merger Agreement, and (v) within 270 days after the termination of the Merger Agreement, the Acquisition Proposal contemplated by the proposal pending at the time of such TRC Shareholders Meeting has been consummated by TRC. The Termination Fee shall be payable by TRC to Coleman within five business days after the consummation of the Acquisition Proposal.

•

Withdrawal of Support by TRC Board. The Merger Agreement has been validly terminated by Coleman or TRC because the TRC Board withdrew, modified or changed its recommendation in a manner adverse to Coleman, and Coleman has not materially breached any provision of the Merger Agreement at or prior to the time of termination of the Merger Agreement. The Termination Fee shall be payable by TRC to Coleman concurrently with the termination if TRC initiated the termination, and within five business days after the termination if Coleman initiated the termination.

•

Alternative Acquisition Proposed. The Merger Agreement has been validly terminated by Coleman, and (i) at the time of termination there is a publicly announced proposal by a third party contemplating an Acquisition Proposal that is pending and has not otherwise been publicly withdrawn, (ii) Coleman has not materially breached any provision of the Merger Agreement at or prior to the time of the termination of the Merger Agreement, and (iii) within 270 days after the termination of the Merger Agreement, the Acquisition Proposal contemplated by the proposal pending at the time of termination is consummated by TRC. The Termination Fee shall be payable by TRC to Coleman within five business days after the consummation of the Acquisition Proposal.

Notwithstanding anything to the contrary in the Merger Agreement, in the event that the Termination Fee becomes payable and is paid in accordance with the Merger Agreement, the receipt of such fee will be deemed to be liquidated damages and the exclusive remedy for any breach and any and all losses or damages suffered or incurred by Coleman, the Purchaser or any of their respective Representatives in connection with the Merger Agreement (and the termination or breach hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Coleman, the Purchaser, any of their respective Representatives or any other person shall be entitled to bring or maintain any other claim, action or proceeding against TRC or any of its Representatives arising out of the Merger Agreement, any of the Transactions or any matters forming the basis for such termination, whether for damages or specific performance of the Merger Agreement. In no event will TRC be required to pay the Termination Fee on more than one occasion.

The foregoing description of the Merger Agreement is qualified in its entirety by the Merger Agreement, which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Hosea II, LLC, a company controlled by Roger Boatman, an employee and shareholder of TRC, entered into a Tender and Support Agreement (the “Shareholder Tender Agreement”) with Coleman and the Purchaser. Pursuant to the terms of the Shareholder Tender Agreement, such shareholder has agreed to exercise all of its rights with respect to its Shares to, and use its best efforts to, tender its Shares in the Offer on the terms and subject to the conditions of such agreement and has granted irrevocable proxies to Coleman and the Purchaser or has otherwise agreed to vote its Shares in favor of the Merger if such vote is required. Such shareholder further agreed that the Per Share Amount and Merger Consideration, as applicable, relating to its Shares will not be paid to it until the restrictions on its Shares would have vested (had its Shares remained outstanding) in accordance with the provisions of the Stock Purchase Agreement by and among TRC, Hosea Partners, Ltd., Roger M. Boatman, as trustee of the Roger M. Boatman Trust, Melvin R. Hall and Elsa G. Hall, as joint tenants with right of survivorship, dated March 2, 2010. The Shares subject to the Shareholder Tender Agreement comprise approximately 10% of all outstanding Shares. The Shareholder Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

The foregoing description of the Shareholder Tender Agreement is qualified in its entirety by the Shareholder Tender Agreement, which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

Amendment to Rights Agreement

On March 28, 2011, TRC entered into an Amendment to Rights Agreement (the “Amendment”) with the Rights Agent. The Amendment was entered into in order to ensure that the Merger Agreement, the Offer, the

Merger or the consummation of any other transaction contemplated by the Merger Agreement do not trigger the distribution and/or exercise of the Rights (as defined in the Rights Agreement). The Amendment provides that, among other things: (i) no Person (as defined in the Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (ii) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (iii) the Rights will expire immediately prior to the Effective Time (as defined in the Merger Agreement).

15.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date any of the following conditions exist:

•	there shall be pending (and not withdrawn) any action initiated by any Governmental Authority of competent jurisdiction:

•

challenging or seeking to make illegal, materially delay, or otherwise, restrain or prohibit, the making of the Offer, the acceptance for payment, payment for or purchase of any shares of TRC Common Stock by Coleman or the Purchaser, or the consummation of the Offer or the Merger;

•	seeking to restrain, enjoin or otherwise prohibit or prevent the Transactions;

•

seeking to prohibit or impose any material limitation on the ability of Coleman or the Purchaser to acquire, hold or exercise effectively full rights of ownership of any shares of TRC Common Stock, including the right to vote any shares of TRC Common Stock acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the TRC shareholders;

•	seeking to require divestiture, licensing or holding separate by Coleman or the Purchaser of any shares of TRC Common Stock;

•

seeking to invalidate or otherwise challenging any of the actions taken by any of the TRC shareholders pursuant to the Merger Agreement (including the approval of the Merger Agreement and the Transactions); or

•	that otherwise (individually or in the aggregate with all other such actions) would have, or would reasonably be expected to have, a Material Adverse Effect;

•

any Governmental Authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or preventing the Transactions, and such order, decree, injunction or other action shall become final and non-appealable;

•

there shall have been, after the date of the Merger Agreement, any action taken, or any law enacted, entered, enforced, promulgated, amended or issued that is applicable to (i) Coleman, TRC or any subsidiary or affiliate of Coleman or TRC or (ii) the Offer or the Merger, in each case by any Governmental Authority of competent jurisdiction, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the first bullet point above;

•	since the date of the Merger Agreement, any change, event or occurrence has occurred that has had or would reasonably be expected to have a Material Adverse Effect on TRC;

•	there shall have occurred since the date of the Merger Agreement (i) a declaration of a banking moratorium or suspension of payments in respect of banks in the United States, or (ii) any limitation

(whether or not mandatory) by any Governmental Authority on the extension of credit by banks or other lending institutions which materially and adversely affects the ability of Coleman and the Purchaser to consummate the Transactions;

•

any representation or warranty of TRC set forth in the Merger Agreement shall not be true and correct (without giving effect to any qualification as to “knowledge”, “materiality” or “Material Adverse Effect” set forth therein) as of the date of such determination as though made on or as of such date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and correct as of such date or with respect to such period), except, in each case, where the failure of such representations and warranties (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation therein) to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

•

TRC shall have failed to comply with or perform in any material respect any covenants, obligations or agreements of TRC under the Merger Agreement and such failure shall not have been cured the later of (i) within ten (10) days after notice thereof shall have been received by TRC or (ii) the Expiration Date;

•

TRC shall not have furnished Coleman with a certificate dated as of the date of determination signed on its behalf by TRC’s Chief Executive Officer or another officer serving in such capacity to the effect that, to his knowledge, the conditions set forth in the previous two bullets of this list shall not have occurred;

•

the TRC Board (or a special committee thereof) (i) shall have made a Change of Recommendation or approved or recommended any Acquisition Proposal or (ii) after the Solicitation Period End Date, fails to reconfirm the Board Recommendation within two (2) business days after receipt of a request by Coleman or the Purchaser;

•	the Merger Agreement shall have been terminated in accordance with its terms; or

•	the Purchaser and TRC shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of shares of TRC Common Stock thereunder.

16.	Certain Legal Matters.

General. Based on our examination of publicly available information filed by TRC with the SEC and other publicly available information concerning TRC, we are not aware of any governmental license or regulatory permit that appears to be material to TRC’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. However, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to TRC’s business or certain parts of TRC’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — 15. Conditions of the Offer.”

Appraisal Rights. You do not have appraisal rights as a result of the Offer or the Merger.

Other. TRC and its subsidiaries own property and conduct business in Honduras. In connection with the acquisition of Shares pursuant to the Offer, the laws of Honduras and certain other foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — 15. Conditions of the Offer.”

Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning TRC and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.

17.	Fees and Expenses.

William Blair & Company, L.L.C. is acting as our financial advisor and is acting as Dealer Manager in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse William Blair & Company for out-of-pocket expenses incurred in connection with the Offer and to indemnify William Blair & Company against certain liabilities, including certain liabilities under the U.S. federal securities laws.

We have retained D.F. King & Co., Inc. to act as the Information Agent and BNY Mellon Shareowner Services to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Coleman or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — 9. Certain Information Concerning the Purchaser and Coleman” of this Offer to Purchase.

Clearwater Acquisition I, Inc.

April 12, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF COLEMAN AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF COLEMAN

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Coleman are set forth below. The business address of each director and officer is care of Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Coleman. None of the directors and officers of Coleman listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk. None of the directors and officers listed below own any Shares of TRC.

Name	Current Principal Occupation or Employment and Five-Year Employment History

*G. Gary Yetman

President, Chief Executive Officer and Director of Coleman since 1999.

Prior to his current role, Mr. Yetman held various senior management positions with Coleman’s predecessor company and within the electrical industry.

Richard N. Burger

Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Coleman since 1999.

Mr. Burger joined Coleman’s predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.

Richard Carr

Executive Vice President, Operations of Coleman since 2008.

Prior to 2008, Mr. Carr was the President and Chief Executive Officer of Copperfield LLC since co-founding the company in 1990, which Coleman acquired in 2007.

Michael Frigo

Executive Vice President, OEM Group of Coleman since 2008.

Prior to 2008, Mr. Frigo was Chief Operating Officer of Copperfield LLC, which Coleman acquired in 2007. Prior to that time, Mr. Frigo served as Executive Vice President and Chief Operations Officer of Therm-O-Link, Inc. for eight years.

Name	Current Principal Occupation or Employment and Five-Year Employment History

J. Kurt Hennelly

Executive Vice President, Operations of Coleman since 2008.

Previously Mr. Hennelly served in variety of senior level positions within both Coleman’s Consumer Group and Global Sourcing Group since December of 2002, most recently serving as the Vice President of Supply Chain. Mr. Hennelly also previously held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining Coleman’s predecessor company in 1987.

Kenneth A. McAllister

Executive Vice President, Distribution Group of Coleman since 2008.

Prior to 2008, Mr. McAllister served as Group Vice President, Specialty Group since January 2005 and Group Vice President of the Consumer Group since February 2007. He joined Coleman in October 2002 as Vice President, Wire and Cable, and was also responsible for Coleman’s OEM/Government sales channel. Prior to joining Coleman, Mr. McAllister had over 20 years experience in the wire and cable industry, including a variety of senior level sales and management positions at General Cable Corporation from 1994 to 2002.

Kathy Jo Van

Executive Vice President, Retail Group of Coleman since 2008.

Prior to 2008, Ms. Van served as Group Vice President Electrical Group since January 2005. Prior to that, Ms. Van had been Vice President, Electrical Distribution since January 2003. Ms. Van joined Coleman in 2000 having worked in the electrical distribution industry for 13 years with distributors of various sizes, including WESCO Distribution, Englewood Electric and Midwest Electric.

*David Bistricer

Co-Chairman of the Board of Directors of Coleman since 1999.

Mr. Bistricer was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with Coleman in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey.

Name	Current Principal Occupation or Employment and Five-Year Employment History

*Shmuel D. Levinson

Director of Coleman since 2005.

Mr. Levinson is the president of and has sole voting control of Trapeze Inc., a real estate investment company involved the acquisition, management and development of commercial and residential properties. In addition, he currently serves on the board and operating committee of Canary Wharf Group, PLC and Songbird Estates PLC.

*James G. London

Director of Coleman since 2005.

From 1994 to 2002, Mr. London was the President of the Wire & Cable Division of Anixter International Inc., a communications, wire and cable distributor. Prior to that time, Mr. London held various management positions with Anixter International Inc. Mr. London retired in 2002 after a 26-year career with Anixter International Inc.

*Dennis J. Martin

Director of Coleman since 2008.

Mr. Martin is President and Chief Executive Officer and a director of Federal Signal Corporation (NYSE: FSS), serving in such capacities since 2010 and 2008, respectively. Mr. Martin is also Vice President of BD Martin Group LLC, a consulting firm, a position he has held since 2005. From 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation (GBC), a manufacturer and marketer of binding and laminating office equipment. He joined GBC from Illinois Tool Works (NYSE: ITW), where he was Executive Vice President and Chief Executive Officer of the Welding Products Group. He enjoyed a ten-year career at Illinois Tool Works after joining from Ingersoll-Rand Company. In addition to Coleman’s Board and Federal Signal Corporation, Mr. Martin also has served as a director of HNI Corporation (NYSE: HNI) since 2000. Additionally, Mr. Martin served on the board of directors of A.O. Smith Corporation (NYSE:AOS) from 2004 until 2005.

*Isaac M. Neuberger

Director of Coleman since 2007.

Mr. Neuberger is a founding principal of the law firm of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., located in Baltimore, Maryland. He also serves as a member of the Board of Directors of AmTrust Financial Services, Inc. (NASDAQ: AFSI).

Name	Current Principal Occupation or Employment and Five-Year Employment History

*Harmon S. Spolan

Director of Coleman since 2007.

Mr. Spolan is Of Counsel to the law firm of Cozen O’Connor P.C. located in Philadelphia, Pennsylvania, where he is chairman of the firm’s charitable foundation. Prior to joining Cozen in 1999, he served as President, Chief Operating Officer and a director of JeffBanks, Inc., a Nasdaq-traded bank holding company, and its subsidiary Jefferson Bank for 22 years. Mr. Spolan has also served as a consultant for Cohen and Company, Inc., an investment bank, since 2004. Mr. Spolan also was a member of the Board of Directors of Atlas Energy, Inc. (NASDAQ: ATLS) until February 2011 when Atlas was acquired by Chevron Corp. (NYSE: CVX). Previously, Mr. Spolan served on the Board of Directors of TRM Corporation (NASDAQ: TRMM) from 2002 until 2008.

*Denis E. Springer

Director of Coleman since 2007.

In 1999, Mr. Springer retired as Senior Vice President and Chief Financial Officer of Burlington Northern Santa Fe Corporation, a position he held since 1995. From 1999 to 2010, Mr. Springer was a trustee of Aston Funds, a family of mutual funds headquartered in Chicago. During that time, he served on Aston Funds’ audit, valuation and nominating and corporate governance committees.

*Nachum Stein

Co-Chairman of the Board of Directors of Coleman since 1999.

Mr. Stein founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with Coleman.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

*G. Gary Yetman

President and Director of the Purchaser since 2011.

Mr. Yetman has served as President, Chief Executive Officer and Director of Coleman since 1999. Prior to his current at Coleman role, Mr. Yetman held various senior management positions with Coleman’s predecessor company and within the electrical industry.

*Richard N. Burger

Secretary, Treasurer and Director of the Purchaser since 2011.

Mr. Burger has served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Coleman since 1999. Mr. Burger joined Coleman’s predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:

BNY Mellon Shareowner Services

Attn: Corporate Action Department

P.O. Box 3301

South Hackensack, NJ 07606

If delivering by hand or courier:

BNY Mellon Shareowner Services

Attn: Corporate Action Department

27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers, addresses and/or email addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Bank and Brokers call: (212) 269-5550

All Others Call Toll-Free: (800) 848-2998

Email: trci@dfking.com

The Dealer Manager for the Offer is:

William Blair & Company, L.L.C.

222 West Adams Street

Chicago, IL 60601

Toll-Free: (800) 796-9141